Press release

from ASSA ABLOY AB (publ) 29 May 2006 no:13/06

ASSA ABLOY strengthens Group Management with CTO

In order to better exploit ASSA ABLOY's joint development resources, the Executive Team is being expanded to include a Chief Technology Officer (CTO), Ulf Södergren.

The global security market is undergoing rapid technological development. This makes it even more important that ASSA ABLOY is able to co-ordinate new technology and solutions.

In recent years Ulf Södergren has successfully managed operations in Scandinavia, and prior to that was responsible for building up the Group's production, purchasing and development processes.

"We can see exciting opportunities in the technology field, and we will now be in a better position to take advantage of these with a CTO leading the way." said Johan Molin, President and CEO of ASSA ABLOY.

Ulf Södergren will take up the new post on 1 June 2006, but will continue to run ASSA ABLOY Scandinavia and Assa AB until his successor is appointed.

Further information can be obtained from

Johan Molin, President and CEO, tel: +46 8 506 485 42
Ulf Södergren, Chief Technology Officer, tel +46 16 17 70 00
Ann Holmberg, Manager Corporate Communications, Tel +46 8 506 485 54

ASSA ABLOY
The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com

ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion.